March 19, 2020

Tracie Youngblood
Executive Vice President and Chief Financial Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, GA 31750

       Re: Colony Bankcorp, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237169

Dear Ms. Youngblood:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance